Exhibit 3.1

SECOND AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CRESTWOOD EQUITY PARTNERS LP

This Second Amendment (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), dated as of April 11, 2014, amended by the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 30, 2015 (as so amended, the “Partnership Agreement”), is entered into effective as of November 8, 2017, at the direction of Crestwood Equity GP LLC, as the Managing General Partner of the Partnership (the “Managing General Partner”), pursuant to authority granted to it in Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

RECITALS

WHEREAS, Section 9.3 of the Partnership Agreement currently provides as follows:

Tax Controversies

“Subject to the provisions hereof, the Managing General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.”

WHEREAS, the Bipartisan Budget Act of 2015 eliminates the concept of a “Tax Matters Partner,” replaces it with the concept of a “Partnership Representative” and makes certain changes to the manner in which partnerships and their partners are audited and taxes may be assessed therefrom, each effective for tax years commencing after December 31, 2017;

WHEREAS, Section 9.2 of the Partnership Agreement provides the Managing General Partner with authority to determine whether the Partnership should make certain elections permitted by the Code;

WHEREAS, Section 13.1(c) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner of Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the sole discretion of the Managing General Partner, is necessary or advisable to ensure that the Partnership and the Operating Company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

WHEREAS, Section 13.1(d)(ii) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the Managing General Partner, is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the Managing General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, Section 13.1(d)(iv) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the Managing General Partner, is required to effect the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(c), Section 13.1(d)(ii), Section 13.1(d)(i) and Section 13.1(d)(iv) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership Agreement (A) is necessary and advisable to ensure that the Partnership and the Operating Company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (B) is necessary and advisable to satisfy requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation, (C) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect and (D) is required to effect the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Managing General Partner does hereby agree as follows:

A.	Amendments.

Section 9.3 of the Partnership Agreement is hereby amended and restated as follows:

Tax Controversies

(a) Subject to the provisions hereof, the Managing General Partner (or its designee) is designated as the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015), and the Partnership Representative (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015 or under any applicable state or local law providing for an analogous capacity), and is authorized to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as Partnership Representative, the Managing General Partner shall exercise any and all authority of the Partnership Representative, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code or an analogous election under state or local law, which election permits the Partnership to pass any partnership adjustment through to the Persons who were Partners of the Partnership in the year to which the adjustment relates and irrespective of whether such Persons are Partners of the Partnership at the time such election is made. Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner in its capacity as the Tax Matters Partner or Partnership Representative. For Partners that are not tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the Managing General Partner’s discretion to seek modifications of an imputed underpayment, this cooperation includes (i) filing amended federal, state or local tax returns, paying any additional tax (including interest, penalties and other additions to tax), and providing the Managing General Partner with an affidavit swearing to relevant facts (all within the requisite time periods), and (ii) providing any other information requested by the Managing General Partner in order to seek modifications of an imputed underpayment. For Partners that are tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the Managing General Partner’s discretion to seek modifications of an imputed underpayment, this cooperation includes providing the Managing General Partner with information necessary to establish any such Partner’s tax-exempt status. This agreement to cooperate applies irrespective of whether such Persons are Partners of the Partnership at the time of the requested cooperation.

(b) Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Managing General Partner if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available. Notwithstanding anything herein to the contrary, nothing in this provision shall obligate the Partnership Representative to provide notice to the Partners other than as required by the Code.

(c) The Managing General Partner may amend the provisions of this Agreement as it determines appropriate to satisfy any requirements, conditions, or guidelines set forth in any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle F of the Code, any analogous provisions of the laws of any state or locality or the promulgation of regulations or publication of other administrative guidance thereunder.

Section 9.4 of the Partnership Agreement is hereby amended and restated as follows:

Withholding; Other Tax Payments by the Partnership

(a) The Managing General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners as a distribution of cash to such Partners, as a general expense of the Partnership, or as indemnifiable payments made by the Partnership on behalf of the Partners or former Partners (as provided in Section 9.4(c)), as determined appropriate under the circumstances by the Managing General Partner.

(b) Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Company to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the Managing General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.4 or Section 12.4(c) in the amount of such withholding from such Partner.

(c) If the Partnership pays an imputed underpayment under Section 6225 of the Code and/or any analogous provision of the laws of any state or locality, the Managing General Partner may require that some or all of the Partners of the Partnership in the year to which the underpayment relates indemnify the Partnership for their allocable share of that underpayment (including interest, penalties and other additions to tax). This indemnification obligation shall not apply to a Partner to the extent that (i) the Partnership received a modification of the imputed underpayment under Section 6225(c)(2) of the Code (or any analogous provision of state or local law) due to the Partner’s filing of amended tax returns and payment of any resulting tax (including interest, penalties and other additions to tax), (ii) the Partner is a tax-exempt entity (as defined in Section 168(h)(2) of the Code) and either the Partnership received a modification of the imputed underpayment under Section 6225(c)(3) of the Code (or any analogous provision of state or local law) because of such Partner’s status as a tax-exempt entity or the Partnership did not make a good faith effort to obtain a modification of the imputed underpayment due to such Partner’s status as a tax exempt entity, or (iii) the Partnership received a modification of the imputed underpayment under Section 6225(c)(4)-(6) of the Code (or any analogous provision of state or local law) as a result of other information that was either provided by the Partner or otherwise available to the Partnership with respect to the Partner. This indemnification obligation imposed on Partners, including former Partners, applies irrespective of whether such Persons are Partners of the Partnership at the time the Partnership pays the imputed underpayment.

B.	Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.	Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D.	Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

MANAGING GENERAL PARTNER:

Crestwood Equity GP LLC

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Executive Vice President and Chief Financial Officer

Signature Page to

Second Amendment to the Fifth Amended and Restated

Agreement of Limited Partnership of

Crestwood Equity Partners LP